UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For April 2026

Commission File No. 001-41772

OIO Group

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Supplemental Disclosure Regarding Adjustment of Warrants

On April 24, 2026, OIO Group (the “Company”) effected a 1-for-3 reverse share split (the “Reverse Share Split”) of its issued and outstanding ordinary shares, par value US$0.0003 per share (the “Ordinary Shares”), as previously disclosed in the Company’s Form 6-K reports furnished on April 22, 2026 and April 27, 2026.

In connection with the Reverse Share Split, the Company hereby provides supplemental disclosure regarding the adjustment of its outstanding warrants (CUSIP: G3R95P116) to purchase Ordinary Shares (the “Warrants”).

Pursuant to the terms of the warrant agreement, effective as of the opening of trading on The Nasdaq Capital Market on April 24, 2026, the Warrants were adjusted as follows:

Exercise Ratio: Each three (3) Warrants are now exercisable for one (1) Ordinary Share (previously, one (1) Warrant was exercisable for one (1) Ordinary Share).

Exercise Price: The exercise price was adjusted to US$34.50 per whole Ordinary Share (previously US$11.50 per whole Ordinary Share).

The total number of outstanding Warrants was not adjusted in connection with the Reverse Share Split. Accordingly, the Warrants continue to trade under the same CUSIP (G3R95P116).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OIO Group

	By:	/s/ Jason Wong
	Name:	Jason Wong
	Title:	Chief Financial Officer

Dated: April 30, 2026